[Oritani Financial Corp. Letterhead]

Via Edgar

February 5, 2013

Mr. Christian Windsor, Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549-4561

Re: Oritani Financial Corp. / File No. 001-34786

Dear Mr. Winsdor:

On behalf of Oritani Financial Corp. (the “Company”), I am providing a response to the Staff's letter, dated February 1, 2013.  The Company’s response is set forth below and is keyed to the numbered comment set forth in the Staff’s comment letter.

1.	Regarding Staff Comment One pertaining to Part III of our Form 10-K for the Year Ended June 30, 2012, the Company confirms that it will include correct cross references in future filings.

2.
Regarding Staff Comment Two pertaining to Transactions with Certain Related Persons, the program allows for a 25 basis point discount from Oritani Bank’s mortgage rates in effect at the time of origination.  This program is only applicable to a first mortgage loan on the employee’s or director’s primary residence.  The following loans to executive officers and/or directors that received this discount were outstanding during the year ended June 30, 2012:

					7/1/2011 - 6/30/2012
		Original	6/30/2012	Interest	Highest	Interest	Maturity
Name	Relationship	Amount	Balance	Rate	Balance	Paid	Date	Status
Kevin Lynch	Exec/Director	500,000	15,702	4.500%	32,108	1,111	5/1/2013	current
James Doyle	Director	380,000	245,681	4.750%	268,877	12,273	11/1/2020	current
John Skelly	Director	1,000,000	516,328	4.625%	935,178	41,901	2/1/2033	current
John Fields	Executive	400,000	-	5.250%	347,144	13,529	8/1/2030	paid off

We note that the existence of this program, and the fact that Directors Lynch, Doyle and Skelly had loans outstanding pursuant to this program as of June 30, 2012, is disclosed in the Company’s proxy statement filed with the SEC on October 12, 2012.  The Company will disclose the information required by Item 404(a) of Regulation S-K in future filings.

3.
Please be advised that director Hekemian qualifies as an independent director under the independence standards applicable to the Company, which are the independence standards set forth in the Nasdaq listing rules.  However, after the mailing of the proxy statement, the Company became aware that a proxy advisory service, ISS, had determined that Mr. Hekemian was an “affiliated outside” director because of the payment by the Company, in an amount greater than $10,000, for services performed by an entity affiliated with Mr. Hekemian, which was disclosed in the proxy statement.  ISS takes the position that an “affiliate outside” director, even if “independent” under a registrant’s applicable standards of independence, should not serve on certain board committees. In order to avoid a negative vote recommendation from the ISS as to nominees for election to the Board, the Company disclosed in the Current Report on Form 8-K, filed November 14, 2012, that Mr. Hekemian would discontinue service on certain committees of the Board.   The questions in your letter that pertain to the repercussions of the Board’s conclusion that Mr. Hekemian was not independent are, therefore, not applicable.

Oritani Financial Corp. acknowledges that:

•	Oritani Financial Corp. is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Oritani Financial Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I can be reached at (201) 497-1203, or jfields@oritani.com, if you have any questions regarding the responses above.

Sincerely,

/s/ John M. Fields, Jr.

John M. Fields, Jr.
EVP / CFO

cc:
Erin Purnell, SEC
Kevin J. Lynch, President – Oritani Financial Corp.
Nicholas Antonaccio, Director/Chairman of Audit Committee – Oritani Financial Corp.
John J. Gorman, Esq. – Luse Gorman Pomerenk & Schick
Marc Levy, Esq. - Luse Gorman Pomerenk & Schick
Daniel White, Partner - KPMG